Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ADVANCE NOTICE FOR ESTIMATED PROFIT OF

THE INTERIM RESULTS OF 2021

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

IMPORTANT NOTICE

(1) It is estimated that the net profit attributable to equity holders of the Company for the first half of 2021 will increase by an amount between RMB75 billion and RMB90 billion, turning losses into profit, as compared with the same period of the previous year.

(2) The estimated growth in profit of the Company is primarily due to that the Company seized the favorable opportunity of the recovery of macroeconomy, the significant increase of international crude oil prices and the market demand of oil and gas, optimized the operating efficiency of the oil and gas industry chain, and vigorously implemented quality improvement and profitability enhancement. Most of the oil and gas products of the Company realized the increase in both quantity and profitability.

I. ESTIMATED RESULTS OF THIS PERIOD

1. Period of the Estimated Results

From 1 January 2021 to 30 June 2021.

2. Estimated Results

(1) Based on preliminary estimation by the financial department of the Company and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2021 will increase by an amount between RMB75 billion and RMB90 billion, turning losses into profit, as compared with the same period of the previous year.

(2) The net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit will increase by an amount between RMB68 billion and RMB82 billion as compared with the same period of the previous year.

3. The estimated results of this period are preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS OF THE CORRESPONDING PERIODS OF THE PREVIOUS YEARS

Unit: RMB100 million

Item	First half of 2020	First half of 2019
Net (loss)/profit attributable to equity holders of the Company	(299.86)	284.20
Net (loss)/profit attributable to equity holders of the Company after deduction of non-recurring loss/profit	(317.90)	303.86
(Loss)/earnings per share (RMB)	(0.164)	0.155

III. MAIN REASONS FOR THE INCREASE OF ESTIMATED RESULTS OF THIS PERIOD

In the first half of 2021, benefited from the increase in demand brought about by the recovery of the world economy, the average price of international crude oil increased significantly year-on-year. At the same time, the domestic economy continued to maintain a steady growth momentum, and the market demand for oil and gas products improved significantly. The Company firmly seized the favorable opportunities of macroeconomic recovery, growth in demand for oil and gas products, and rebound in crude oil prices, adhered to the five development strategies of innovation, resources, market, internationalization, green and low-carbon, continued to optimize production and operation, further promoted quality improvement and profitability enhancement and vigorously strengthened the cost control of the entire industry chain. The sales and prices of most of the Company’s oil and gas products have increased year-on-year, and the operating results have increased significantly year-on-year and compared with the same period of 2019. In addition, the subsidiary of the Company, Kunlun Energy Co., Ltd., completed the transfer and closing of the equity interests in pipeline assets, which also contributed to performance growth.

IV. RISK WARNINGS

There are no factors of material uncertainty in the Company that may affect the accuracy of this profit estimation.

V. OTHER MATTERS

The estimated results above are only preliminary estimation. Please refer to the 2021 interim report officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

1 July 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.